December 12, 2024

T. Clay Stinnett
EVP and CFO
Stock Yards Bancorp, Inc.
1040 East Main Street
Louisville, Kentucky 40206

        Re: Stock Yards Bancorp, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-13661
Dear T. Clay Stinnett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance